Canopy Growth Corporation

1 Hershey Drive

Smiths Falls, ON K7A 0A8

September 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canopy Growth Corporation
Registration Statement on Form S-1, Filed on August 30, 2023
File No.333-274268

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Canopy Growth Corporation (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-274268) of the Company, filed with the U.S. Securities and Exchange Commission on August 30, 2023 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on September 8, 2023, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Yariv Katz of Paul Hastings LLP, by telephone at (212) 318-6393 or by email at yarivkatz@paulhastings.com. The Company hereby authorizes Mr. Katz of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely

CANOPY GROWTH CORPORATION

By:	/s/ Judy Hong
Name:	Judy Hong
Title:	Chief Financial Officer

cc:	Yariv Katz
Paul Hastings LLP